Exhibit 3.1

AMENDMENT NO. 1 TO THIRD AMENDED AND RESTATED BYLAWS

OF

FS INVESTMENT CORPORATION II

Pursuant to ARTICLE XVI of the Third Amended and Restated Bylaws (the “Bylaws”) of FS Investment Corporation II, a Maryland corporation (the “Corporation”), the Bylaws of the Corporation have been amended as follows:

A new ARTICLE XVII is hereby added to read as follows:

ARTICLE XVII

EXCLUSIVE FORUM

Unless the Corporation consents in writing to the selection of a different forum, to the fullest extent permitted by law, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of any duty owed by a director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation or asserting a claim of breach of any standard of conduct set forth in the MGCL, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL, the charter of the Corporation or these Bylaws, or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine. With respect to any proceeding described in the foregoing sentence that is in the Circuit Court for Baltimore City, Maryland, the Corporation and its stockholders consent to the assignment of the proceeding to the Business and Technology Case Management Program pursuant to Maryland Rule 16-205 or any successor thereof.